Exhibit 99.1

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

Three-month periods ended March 31, 2022 and 2021

Presented in Euros (Thousands)

TABLE OF CONTENTS

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE INCOME (LOSS)	1
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	2
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	3
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	BASIS OF PRESENTATION AND GOING CONCERN	5
2	SIGNIFICANT ACCOUNTING POLICIES	7
3	LOSS BEFORE INCOME TAXES CLASSIFIED BY NATURE	18
4	ACQUISITION OF WILD STREAK LLC	19
5	SHARE CAPITAL	20
6	WARRANTS	21
7	SHARE BASED COMPENSATION	23
8	GOODWILL	25
9	DEFERRED AND CONTINGENT CONSIDERATION	26
10	INTANGIBLE ASSETS	27
11	CASH AND CASH EQUIVALENTS	28
12	TRADE AND OTHER RECEIVABLES	28
13	PREPAID EXPENSES AND OTHER ASSETS	29
14	TRADE PAYABLES AND OTHER LIABILITIES	29
15	RELATED PARTY TRANSACTIONS	30
16	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT	32
17	SUPPLEMENTARY CASHFLOW INFORMATION	36
18	SEGMENT INFORMATION	37
19	INCOME TAXES	38
20	CONTINGENT LIABILITIES	39

BRAGG GAMING GROUP INC.
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE INCOME (LOSS)
PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		Three Months Ended March 31,
	Note	2022	2021
Revenue	3	19,360	14,196
Cost of revenue		(9,340)	(7,547)

Gross Profit		10,020	6,649
Selling, general and administrative expenses	3	(10,285)	(7,154)
Gain on remeasurement of consideration receivable	3	37	6

Operating Loss		(228)	(499)
Net interest expense and other financing charges	3	(67)	(68)

Loss Before Income Taxes	3	(295)	(567)
Income taxes	19	(425)	(507)

Net Loss		(720)	(1,074)
Items to be reclassified to net loss:
Cumulative translation adjustment - continuing operations		584	1,125

Net Comprehensive Income (Loss)		(136)	51

Basic and Diluted Loss Per Share		(0.04)	(0.06)

		Millions	Millions
Weighted average number of shares - basic and diluted		20.0	18.1

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		As at	As at
		March 31,	December 31,
	Note	2022	2021
Cash and cash equivalents	11	18,412	16,006
Trade and other receivables	12	9,233	8,454
Prepaid expenses and other assets	13	2,763	2,442
Consideration receivable		2	56

Total Current Assets		30,410	26,958
Property and equipment		296	252
Right-of-use assets		559	579
Intangible assets	10	30,891	30,845
Goodwill	4, 8	24,728	24,728
Other assets		30	28

Total Assets		86,914	83,390

Trade payables and other liabilities	14	16,380	14,357
Deferred revenue		150	27
Income taxes payable	19	1,060	784
Lease obligations on right of use assets - current		169	149

Total Current Liabilities		17,759	15,317
Deferred income tax liabilities	19	1,187	1,243
Non-current lease obligations on right of use assets		424	451
Other non-current liabilities		184	184

Total Liabilities		19,554	17,195

Share capital	5	101,693	100,285
Broker warrants	6	38	38
Shares to be issued	4, 5, 9	13,746	13,746
Contributed surplus		18,278	18,385
Deficit		(69,463)	(68,743)
Accumulated other comprehensive income		3,068	2,484

Total Equity		67,360	66,195

Total Liabilities and Equity		86,914	83,390

Going Concern	1

See accompanying notes to the interim unaudited condensed consolidated financial statements.

Approved on behalf of the Board

Paul Godfrey	Paul Pathak
Interim Chief Executive Officer	Non Executive Director

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

								Accumulated
								other
		Share	Shares to		Broker	Contributed		comprehensive	Total
	Note	capital	be issued	Warrants	warrants	surplus	Deficit	income (loss)	Equity
Balance as at January 1, 2021		62,304	22,608	1,642	399	14,325	(61,231)	(150)	39,897
Shares issued upon completion of Oryx earn-out	5	22,000	(22,000)	-	-	-	-	-	-
Shares issued upon completion of private placement, net of issuance costs	5	1,918	(608)	-	-	-	-	-	1,310
Exercise of restricted share units	5, 7	267	-	-	-	(267)	-	-	-
Exercise of warrants	6	11,916	-	(1,831)	-	-	-	-	10,085
Expiry of warrants	6	-	-	(7)	-	7	-	-	-
Exercise of broker warrants	6	897	-	196	(361)	-	-	-	732
Share-based compensation	7	-	-	-	-	1,309	-	-	1,309
Net loss for the period		-	-	-	-	-	(1,074)	-	(1,074)
Other comprehensive income		-	-	-	-	-	-	1,125	1,125

Balance as at March 31, 2021		99,302	-	-	38	15,374	(62,305)	975	53,384

Balance as at January 1, 2022		100,285	13,746	-	38	18,385	(68,743)	2,484	66,195
Exercise of deferred share units	5, 7	1,407				(1,407)			-
Exercise of stock options	5, 7	1	-	-	-	-	-	-	1
Share-based compensation	7	-	-	-	-	1,300	-	-	1,300
Net loss for the period		-	-	-	-	-	(720)	-	(720)
Other comprehensive income		-	-	-	-	-	-	584	584

Balance as at March 31, 2022		101,693	13,746	-	38	18,278	(69,463)	3,068	67,360

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		Three Months Ended March 31,
	Note	2022	2021
Operating Activities
Net loss from continuing operations		(720)	(1,074)
Add:
Net interest expense and other financing charges	3	67	68
Depreciation and amortization	3	1,576	836
Share based compensation	3, 7	1,300	1,309
Gain on remeasurement of consideration receivable		(37)	(6)
Deferred income tax recovery	19	(56)	(184)

		2,130	949
Change in non-cash working capital	17	1,397	1,386
Change in income taxes payable		276	595

Cash Flows From Operating Activities		3,803	2,930

Investing Activities
Purchases of property and equipment		(80)	(15)
Additions of intangible assets	10	(1,207)	(581)
Proceeds from sale of discontinued operations		91	-
Prepaid consideration	13, 17	(354)	-
Deferred and contingent consideration payments	9	-	(11,521)

Cash Flows Used In Investing Activities		(1,550)	(12,117)

Financing Activities
Proceeds from exercise of warrants and broker warrants	6	-	10,817
Proceeds from exercise of stock options	7	1	-
Proceeds from shares issued upon private placement, net of issuance costs	5	-	1,310
Repayment of lease liability		(32)	(29)
Interest income		5	15
Interest and financing fees	3	(72)	(83)

Cash Flows (Used In) From Financing Activities		(98)	12,030

Effect of foreign currency exchange rate changes on cash and cash equivalents		251	1,167

Change in Cash and Cash Equivalents		2,406	4,010
Cash and cash equivalents at beginning of period		16,006	26,102

Cash and Cash Equivalents at end of period		18,412	30,112

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1	BASIS OF PRESENTATION AND GOING CONCERN

Nature of operations

Bragg Gaming Group Inc. and its subsidiaries ("Bragg", "BGG", the "Company" or the "Group") is primarily a B2B online gaming technology platform and casino content aggregator through its acquisition of Oryx Gaming International LLC ("Oryx" or "Oryx Gaming") in 2018.

The registered and head office of the Company is located at 130 King Street West, Suite 1955, Toronto, Ontario, Canada M5X 1E3.

Oryx Gaming

Oryx Gaming is a B2B gaming solution provider. Oryx offers a turnkey solution, including an omni-channel retail, online and mobile iGaming platform, as well as an advanced content aggregator, sportsbook, lottery, marketing, and operational services. Oryx is incorporated in the State of Delaware and headquartered in Las Vegas. Its primary operations are provided through its wholly owned subsidiaries in Malta, Cyprus, and Slovenia.

Statement of compliance and basis of presentation

The accompanying interim unaudited condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021.

These interim financial statements are prepared on a historical cost basis except for financial instruments classified at fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”) which are measured at fair value. The significant accounting policies set out below have been applied consistently in the preparation of the interim financial statements for all periods presented.

These interim financial statements were, at the recommendation of the audit committee, approved and authorized for issuance by the Company’s Board of Directors on May 11, 2022.

Going concern

These interim financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, and do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the interim financial statements. If the going concern assumption is not appropriate, material adjustments to the interim financial statements could be required.

As at March 31, 2022, the Company had current assets of EUR 30,410 (December 31, 2021: EUR 26,958) and current liabilities of EUR 17,759 (December 31, 2021: EUR 15,317). As of March 31, 2022, the Company has a cumulative deficit of EUR 69,463 (December 31, 2021: EUR 68,743). These conditions indicate that the Company will be able to continue on a going concern basis.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1	BASIS OF PRESENTATION AND GOING CONCERN (CONTINUED)

COVID-19

In December 2019, there was a global outbreak of COVID-19 (coronavirus), which has continued to have a significant impact on businesses through the restrictions put in place by the national, provincial and municipal governments around the world regarding travel, business operations and isolation and quarantine orders.

At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company in the long term as this will depend on future developments that remain highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, quarantine and isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus.

However, the Company derives the majority of its revenue from online casino gaming. This sector has largely benefited from the various international “lock downs”, requiring people to stay at home. As a result, such forms of entertainment have prevailed in a similar fashion to the various streaming businesses such as Netflix. Furthermore, the Company has limited exposure to sports betting revenues that have been impacted by the lack of professional sports.

As at the time of release of these interim financial statements, the Company’s financial performance, financial position and cash flows had not been adversely impacted by COVID-19 and the Company has determined no impairment of its goodwill is required.

Graduation to the Toronto Stock Exchange (“TSX”)

On January 27, 2021, the Company began trading on TSX under the symbol “BRAG”. Concurrent with the TSX listing, the Company’s Common Shares were delisted from the TSX Venture Exchange.

Trading on the Nasdaq Global Select Market (“Nasdaq”)

On August 27, 2021, the Company began trading on Nasdaq under the symbol “BRAG”. The Company’s shares also continue to trade on the Toronto Stock Exchange.

Reverse Stock Split

At the annual and special meeting of the Company’s shareholders held on April 28, 2021, the Company’s shareholders granted the Company’s Board of Directors discretionary authority to implement a consolidation of the issued and outstanding Common Shares of the Company on the basis of a consolidation ratio of up to 15 pre-consolidation Common Shares for one post-consolidation Common Share. The Board of Directors selected a share consolidation ratio of ten pre-consolidation Common Shares for one post-consolidation Common Share and announced the consolidation on April 30, 2021 (the “reverse stock split”). The Company’s Common Shares began trading on TSX on a post-consolidation basis under the Company’s existing trade symbol "BRAG" on May 5, 2021. In accordance with International Financial Reporting Standards (“IFRS”), the change has been applied retrospectively.

Acquisition of Spin Games LLC

On May 12, 2021, the Company announced it had entered into an agreement to acquire Spin Games LLC (“Spin”) in a cash and stock transaction for a purchase price of approximately USD 30 million. Under the deal the sellers of Spin will receive USD 10 million in cash and USD 20 million in Common Shares of the Company of which USD 5 million in Common Shares will be issued on closing and the balance over the next three years. The transaction is expected to close following final approval from state gaming regulators and satisfaction of other customary closing conditions.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1	BASIS OF PRESENTATION AND GOING CONCERN (CONTINUED)

Acquisition of Wild Streak LLC

On June 2, 2021, the Company announced that it had acquired Wild Streak LLC, doing business as Wild Streak Gaming ("Wild Streak"), a Las Vegas, Nevada based content creation studio with a portfolio of 39 premium casino slot titles supported across online and land-based applications.

The Company signed a purchase agreement to acquire all of the outstanding membership interests of Wild Streak in a cash and stock transaction for a purchase price of USD 30,000. Pursuant to the transaction, which closed simultaneously with the signing of the purchase agreement, the sellers of Wild Streak received USD 10,000 in cash at closing and will receive USD 20,000 worth of common shares of the Company over the next three years, subject to acceleration in the event of a change of control.

2	SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation, and using the same significant estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended December 31, 2021, which are available at www.sedar.com.

Basis of consolidation

The interim financial statements include the accounts of the Company and its wholly owned subsidiaries when the Company controls them. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The Company assesses control on an ongoing basis. The Company’s interest in the voting share capital of all its subsidiaries is 100%.

Transactions and balances between the Company and its consolidated entities have been eliminated on consolidation.

The table below summarizes the Company’s operating subsidiaries and the functional currency for each operating subsidiary:

	Place of incorporation		Functional
	/ operation	Principal activity	currency
Bragg Gaming Group - Group Services Ltd.	United Kingdom	Corporate activities	GBP
Bragg Gaming Group - Parent Services Ltd.	United Kingdom	Corporate activities	GBP
Oryx Gaming International LLC	United States	Gaming solution provider	EUR
Oryx Gaming Ltd.	Malta	Gaming solution provider	EUR
Oryx Marketing Poslovne Storitve D.o.o.	Slovenia	Marketing	EUR
Oryx Podpora D.o.o.	Slovenia	B2B support services	EUR
Oryx Razyojne-Storitve D.o.o.	Slovenia	Gaming solution developer	EUR
Oryx Sales Distribution Ltd.	Cyprus	Distribution	EUR
Poynt Inc.	Canada	Distribution	CAD
Wild Streak LLC	United States	Content creation studio	USD

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Presentation currency

The presentation currency of the Company is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, and British pound sterling due to primary location of individual entities within the Group. The presentation currency of the Euro has been selected as it best represents the majority of the Company’s economic inflows, outflows as well as its assets and liabilities.

The assets and liabilities of operations that have a functional currency different from that of the Company’s reporting currency are translated into Euros at the foreign currency exchange rate in effect at the reporting date. The resulting foreign currency exchange gains or losses are recognized in the foreign currency translation adjustment as part of other comprehensive income (loss). When such foreign operations are disposed of, the related foreign currency translation reserve is recognized in net earnings as part of the gain or loss on disposal.

Revenues and expenses of foreign operations are translated into Euros at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are transacted.

Business combinations

Business combinations are accounted for using the acquisition method as of the date when control is transferred to the Company. The Company measures goodwill as the excess of the sum of the fair value of the consideration transferred over the net identifiable assets acquired and liabilities assumed, all measured as at the acquisition date. Transaction costs that the Company incurs in connection with a business combination, other than those associated with the issuance of debt or equity securities, are expensed as incurred.

Net earnings (loss) per share (“EPS”)

Basic EPS is calculated by dividing the net earnings (loss) available to shareholders by the weighted average number of shares outstanding during the period. Diluted EPS is calculated by adjusting the net earnings available to shareholders and the weighted average number of shares outstanding for the effects of all potential dilutive instruments.

Diluted loss per share is equal to basic loss per share when the effect of dilutive securities is anti-dilutive.

Cash and cash equivalents

Cash equivalents consist of highly liquid marketable investments with an original maturity date of 90 days or less from the date of acquisition and prepaid credit cards. Cash and cash equivalents also include any cash held in trust as proceeds from future private placement.

Trade and other receivables

Trade and other receivables consist primarily of trade receivables from customers for which Oryx Gaming and Wild Streak provides services and accrued income in relation to receivables from customers that have yet to be invoiced, for services provided during the three months ended March 31, 2022 and 2021. Upon invoicing, amounts are transferred from accrued income to trade receivables and any differences between the accrued and invoiced values are recognized in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company recognizes revenue when control of the goods or services has been transferred. Revenue is measured at the amount of consideration to which the Company expects to be entitled, including variable consideration to the extent that it is highly probable that a significant reversal will not occur. Revenue from continuing operations is derived from software platform licensing, maintenance of source code, bespoke development, management service fees, marketing fees, revenue share from licencing of content and hosting fees. Revenue is recognized when the service provided to the customer is complete. Specifically:

- Games and content: revenues from content and platform licensing are derived from revenues a customer earns from utilizing the Company’s software platform and aggregated content in that period. The Company’s revenue is therefore linked to the revenue derived from a customer’s end user, i.e., the subsequent sale. The Company recognizes revenue once the customer has earned the revenue from the subsequent sale/services as this is the point where the performance obligation is satisfied.

- iGaming and turnkey projects: the Company charges a fixed monthly management and marketing fee for its services in the month in which the services are provided, and performance obligations are met. Charges for development projects are charged on a time and materials basis upon delivery at agreed milestones. Revenue is recognized as it is billed unless services and performance obligations are provided in a future period. If services and performance obligations are not provided in the reporting period, then revenue is not recognized.

Consideration receivable

Consideration receivable consists of cash receivables due as a result of the sale of discontinued operations. The fair value of the consideration receivable is determined by calculating the present value of expected future cashflows relating to the consideration receivable, applying the Company’s discount rate.

Income taxes

Current and deferred taxes are recognized in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss), except for current and deferred taxes related to a business combination, or amounts charged directly to equity or other comprehensive income (loss), which are recognized in the interim unaudited condensed consolidated statements of financial position.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous periods.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

Deferred tax is recognized using the asset and liability method of accounting on temporary differences arising between the financial statement carrying values of existing assets and liabilities and their respective income tax bases. Deferred tax is measured using enacted or substantively enacted income tax rates expected to apply in the periods in which those temporary differences are expected to be recovered or settled. A deferred tax asset is recognized for temporary differences as well as unused tax losses and credits to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same taxation authority on the same taxable entity, or on different taxable entities where the Company intends to settle its current tax assets and liabilities on a net basis.

Deferred tax is recorded on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company, and it is probable that the temporary difference will not reverse in the foreseeable future.

Property and equipment

Property and equipment are recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset, including costs incurred to prepare the asset for its intended use and capitalized borrowing costs. The commencement date for capitalization of costs occurs when the Company first incurs expenditures for the qualifying assets and undertakes the required activities to prepare the assets for their intended use.

Borrowing costs directly attributable to the acquisition, construction or production of property and equipment, that necessarily take a substantial period of time to prepare for their intended use and a proportionate share of general borrowings, are capitalized to the cost of those assets, based on a quarterly weighted average cost of borrowing. All other borrowing costs are expensed as incurred and recognized in net interest expense and other financing charges.

The cost of replacing a component of property and equipment is recognized in the carrying amount if it is probable that the future economic benefits embodied within the component will flow to the Company and the cost can be measured reliably. The carrying amount of the replaced component is derecognized. The cost of repairs and maintenance of property and equipment is expensed as incurred and recognized in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss).

Gains and losses on disposal of property and equipment are determined by comparing the fair value of proceeds from disposal with the net book value of the assets and are recognized on a net basis in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss).

Property and equipment are depreciated on a straight-line basis over their estimated useful lives of up to five years to their estimated residual value when the assets are available for use. When significant parts of a property and equipment have different useful lives, they are accounted for as separate components and depreciated separately. Depreciation methods, useful lives and residual values are reviewed annually and are adjusted for prospectively, if appropriate.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company assesses whether a contract is, or contains, a lease. If a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, then the contract may contain a lease. The Company assesses whether a contract conveys the right to control the use of an asset by performing the following tests:

-	assess whether the contract involves the use of an identified asset and may be specified explicitly or implicitly. It should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a significant right to substitution, then the asset is not identified;

-	assess whether the Company has the right to obtain substantially all of the economic benefits arising from the use of the asset throughout the period of use; and

-	assess that the Company has the right to direct enjoyment of the asset. This right is identified when the Company has the decision-making rights in how and for what purpose the asset is used. In cases where the decision on how and for what purpose to use the asset has been predetermined, the Company has the right to direct the use of the asset if either it has the right to operate the asset, or the Company has designed the asset in a manner that predetermines how and for what purpose the asset will be used.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

-	fixed payments, including in-substance fixed payments;

-	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

-	amounts expected to be payable under a residual value guarantee; and

-	the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases (continued)

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of equipment that have a lease term of twelve months or less and leases of low-value assets, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Intangible assets

Intangible assets are measured at cost less any amortization and accumulated impairment losses. These intangible assets are tested for impairment on an annual basis or more frequently if there are indicators that intangible assets may be impaired as described in the Impairment of non-financial assets policy.

Intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

Intellectual property identified upon business combination	8 - 10 years
Intellectual property acquired from third-parties	3 years
Customer relationships	10 years
Brands	10 years
Deferred development costs	3 years
Trademarks	3 - 15 years
Gaming licences	over the term of the licence

Trademarks and gaming licences are classified under “Other” in the intangible assets disclosure note (Note 10).

The Company capitalizes the costs of intangible assets if and only if:

-	it is probable that the expected future economic benefits attributable to the asset will flow to the entity; and

-	the cost of the asset can be measured reliably.

Certain costs incurred in connection with the development of intellectual property relating to proprietary technology are capitalized to intangible assets as development costs. Intangible assets are recorded at cost, which consists of directly attributable costs necessary to create such intangible assets, less accumulated amortization and accumulated impairment losses, if any. The costs mainly include the salaries paid to the software developers and consulting fees.

These costs are recognized as development costs assets when the following criteria are met:

-	it is technically feasible to complete the software product so that it will be available for use;

-	management intends to complete the software product;

-	it can be demonstrated how the software product will generate future economic benefits;

-	adequate technical, financial, and other resources to complete the development and to use or sell the products are available; and

-	the expenditure attributable to the software product during its development can be reliably measured.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill

Goodwill arising in a business combination is recognized as an asset at the date that control is acquired. Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill is not amortized but is tested for impairment on an annual basis or more frequently if there are indicators that goodwill may be impaired as described in the Impairment of non-financial assets policy.

Impairment of non-financial assets

At each statement of financial position date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, the asset is then tested for impairment by comparing its recoverable amount to its carrying value. Goodwill is tested for impairment at least annually.

For the purpose of impairment testing, assets, including right-of-use assets, are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash generating unit ("CGU").

Corporate assets, which include head office facilities and distribution centres, do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum grouping of CGUs to which the corporate assets can be reasonably and consistently allocated. Goodwill arising from a business combination is tested for impairment at the minimum grouping of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of a CGU or CGU grouping is the higher of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows from the CGU or CGU grouping, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU or CGU grouping. If the CGU or CGU grouping includes right-of-use assets in its carrying amount, the pre-tax discount rate reflects the risks associated with the exclusion of lease payments from the estimated future cash flows. The fair value less costs to sell is based on the best information available to reflect the amount that could be obtained from the disposal of the CGU or CGU grouping in an arm’s length transaction between knowledgeable and willing parties, net of estimates of the costs of disposal.

An impairment loss is recognized if the carrying amount of a CGU or CGU grouping exceeds its recoverable amount. For asset impairments other than goodwill, the impairment loss reduces the carrying amounts of the non-financial assets in the CGU on a pro-rata basis, up to an asset’s individual recoverable amount. Any loss identified from goodwill impairment testing is first applied to reduce the carrying amount of goodwill allocated to the CGU grouping, and then to reduce the carrying amounts of the other non-financial assets in the CGU or CGU grouping on a pro-rata basis.

For assets other than goodwill, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments

Financial assets and liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument. Upon initial recognition, financial instruments are measured at fair value plus or minus transaction costs that are directly attributable to the acquisition or issue of financial instruments that are not classified as fair value through profit or loss.

Financial instruments – classification and measurement

The classification and measurement approach for financial assets reflect the business model in which assets are managed and their cash flow characteristics. Financial assets are classified and measured based on these categories: amortized cost, fair value through other comprehensive income ("FVOCI"), or fair value through profit and loss ("FVTPL"). A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

-	the financial asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-	the financial asset is held within a business model in which assets are managed to achieve a particular objective by both collecting contractual cash flows and selling financial assets; and

-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset shall be measured at FVTPL unless it is measured at amortized cost or at FVOCI. Financial assets are not reclassified subsequent to their initial recognition unless the Company identifies changes in its business model in managing financial assets. Financial liabilities are classified and measured based on two categories: amortized cost or FVTPL.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using valuation methodologies, primarily discounted cash flows taking into account external market inputs where possible.

The amortized cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition, minus principal payments, plus or minus the cumulative amortization using the effective interest method of any difference between the initial amount recognized and the maturity amount, minus any reduction for impairment.

The following table summarizes the classification and measurement of the Company’s financial assets and liabilities:

Asset / Liability	Classification / Measurement
Cash and cash equivalents	FVTPL
Trade and other receivables	Amortized cost
Consideration receivable	FVTPL
Other assets	Amortized cost
Trade payables and other liabilities	Amortized cost
Deferred and contingent consideration	FVTPL
Lease obligations on right of use assets	Amortized cost
Other non-current liabilities	FVTPL / FVOCI

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments – valuation

The determination of the fair value of financial instruments is performed by the Company’s treasury and financial reporting departments on a quarterly basis. There was no change in the valuation techniques applied to financial instruments during the current period.

The carrying amounts reported for cash and cash equivalents, trade and other receivables, consideration receivable and trade payables and other liabilities approximate fair value because of the immediate short-term maturity of these financial instruments. The carrying value of lease obligations on right of use assets approximates the fair value based on rates currently available from financial institutions and various lenders.

Gains and losses on FVTPL financial assets and financial liabilities are recognized in net earnings in the period in which they are incurred. Settlement date accounting is used to account for the purchase and sale of financial assets. Gains or losses between the trade date and settlement date on FVTPL financial assets are recorded in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss).

Financial instruments – derecognition

Financial assets are derecognized when the contractual rights to receive cash flows and benefits from the financial asset expire, or if the Company transfers the control or substantially all the risks and rewards of ownership of the financial asset to another party. The difference between the carrying amount of the financial asset and the sum of the consideration received and receivable is recognized in earnings before income taxes.

Financial liabilities are derecognized when obligations under the contract expire, are discharged, or cancelled. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in earnings before income taxes.

Financial instruments – impairment

The Company applies a forward-looking expected credit loss ("ECL") model at each reporting date to financial assets measured at amortized cost or those measured at FVOCI, except for investments in equity instruments. The ECL model outlines a three-stage approach to reflect the increase in credit risks of a financial instrument:

-	Stage 1 is comprised of all financial instruments that have not had a significant increase in credit risks since initial recognition or that have low credit risk at the reporting date. The Company is required to recognize impairment for Stage 1 financial instruments based on the expected losses over the expected life of the instrument arising from loss events that could occur during the 12 months following the reporting date.

-	Stage 2 is comprised of all financial instruments that have had a significant increase in credit risks since initial recognition but that do not have objective evidence of a credit loss event. For Stage 2 financial instruments the impairment is recognized based on the expected losses over the expected life of the instrument arising from loss events that could occur over the expected life. The Company is required to recognize a lifetime ECL for Stage 2 financial instruments.

-	Stage 3 is comprised of all financial instruments that have objective evidence of impairment at the reporting date. The Company is required to recognize impairment based on a lifetime ECL for Stage 3 financial instruments. The ECL model applied to financial assets require judgment, assumptions, and estimations on changes in credit risks, forecasts of future economic conditions and historical information on the credit quality of the financial asset. Consideration of how changes in economic factors affect ECLs are determined on a probability-weighted basis.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments – impairment (continued)

The carrying amount of the financial asset or group of financial assets are reduced through the use of impairment allowance accounts. In periods subsequent to the impairment where the impairment loss has decreased, and such decrease can be related objectively to conditions and changes in factors occurring after the impairment was initially recognized, the previously recognized impairment loss is reversed. The impairment reversal is limited to the lesser of the decrease in impairment or the extent that the carrying amount of the financial asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Short term employee benefits

Short term employee benefits include wages, salaries, compensated absences, and bonuses. Short term employee benefit obligations are measured on an undiscounted basis and are recognized in operating income as the related service is provided or capitalized if the service rendered is in connection with the creation of an intangible asset. A liability is recognized for the amount expected to be paid under short term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Long term employee benefits

Long term employee benefits include severance pay upon retirement and awards for years of service for certain employees. Liabilities towards severance pay and awards for years of service are determined via actuarial valuation using the Projected Unit Credit Method at the reporting date with liabilities towards severance pay being recognised at FVTPL and liabilities towards awards of years of service being recognised at FVOCI. Actuarial gains and losses in service awards are recognised immediately in Net Loss while actuarial gains and losses in severance pay are recognised in Other Comprehensive Income (Loss).

Share based compensation

The Company has stock option plans for directors, officers, employees, and consultants. Each tranche of an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. In addition, the Company also has deferred share unit (“DSU”), restricted share unit (“RSU”) and performance share unit (“PSU”) plans for directors, officers, employees, and consultants. The fair value of each unit is measured as the share price on date of grant with nil exercise price.

Compensation expense is recognized over each tranche’s vesting period, based on the number of awards expected to vest, with the offset credited to contributed surplus. The number of awards expected to vest is reviewed quarterly, with any impact being recognized immediately. When options are exercised, the amount received is credited to share capital and the fair value attributed to these options is transferred from contributed surplus to share capital. In the case of DSUs, RSUs or PSUs, only the fair value attributed to these options is transferred from contributed surplus to share capital.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equity

Shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. Contributed surplus includes amounts in connection with conversion options embedded in compound financial instruments, share based compensation and the value of expired options and warrants. Deficit includes all current and prior period income and losses.

Warrants

The Company accounts for warrants using the Black-Scholes option pricing model at the date of issuance. If and when warrants ultimately expire, the applicable amounts are transferred to contributed surplus.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3	LOSS BEFORE INCOME TAXES CLASSIFIED BY NATURE

The loss before income taxes is classified as follows:

		Three Months Ended March 31,
	Note	2022	2021
Revenue		19,360	14,196
Third-party content		(9,340)	(7,547)

Gross Profit		10,020	6,649

Salaries and subcontractors		(3,980)	(2,636)
Share based compensation	7	(1,300)	(1,309)

Total employee costs		(5,280)	(3,945)
Depreciation and amortization		(1,576)	(836)
IT and hosting		(448)	(387)
Professional fees		(853)	(495)
Corporate costs		(507)	(185)
Sales and marketing		(663)	(63)
Bad debt expense	12	(104)	(242)
Travel and entertainment		(81)	-
Transaction and acquisition costs		(200)	(563)
Other operational costs		(573)	(438)

Selling, General and Administrative Expenses		(10,285)	(7,154)

Gain on remeasurement of consideration receivable		37	6

Operating Loss		(228)	(499)

Interest income		5	15
Interest and financing fees		(72)	(83)

Net Interest Expense and Other Financing Charges		(67)	(68)

Loss Before Income Taxes		(295)	(567)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4	ACQUISITION OF WILD STREAK LLC

On June 2, 2021, the Company announced that it had acquired Wild Streak LLC ("Wild Streak").

The Company signed a purchase agreement to acquire all of the outstanding membership interests of Wild Streak in a cash and stock transaction for an undiscounted purchase price of EUR 24,680 (USD 30,075). Pursuant to the transaction, the sellers of Wild Streak received EUR 8,268 (USD 10,075) in cash at closing and should receive EUR 16,412 (USD 20,000) worth of common shares of the Company over the next three years, subject to acceleration in the event of a change of control. The fair value of the share consideration is determined using a put option pricing model with volatility of 57.5%, annual dividend rate of 0%, and time to maturity of 1-3 years.

The fair value allocations which follow are based on the purchase price allocations conducted by management.

Balances
Purchase price:
Cash	8,206
Shares to be issued	13,746
Deferred consideration	62
Total purchase price	22,014

Fair value of assets acquired, and liabilities assumed:
Cash and cash equivalents	124
Accounts receivable	408
Trade payables and other liabilities	(87)
Net assets acquired and liabilities assumed	445

Fair value of intangible assets:
Brands	311
Customer relationships	10,857
Intellectual property	5,611
Goodwill	4,790

Pro-forma revenues and net profit (loss) for the comparative period in 2021

On a pro-forma basis Wild Streak generated revenue of EUR 418 for the three months ended March 31, 2021. For the three months ended March 31, 2021, this would have resulted in consolidated revenues of EUR 14,614.

On a pro-forma basis Wild Streak generated net profit of EUR 248 the three months ended March 31, 2021. For the three months ended March 31, 2021, this would have resulted in a consolidated net loss of EUR 826.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5	SHARE CAPITAL

Authorized - Unlimited Common Shares, fully paid

The following is a continuity of the Company’s share capital:

		Note	Number	Value
January 1, 2021	Balance		13,111,248	62,304

January 11, 2021 to February 22, 2021	Exercise of warrants		1,554,082	11,916

January 21, 2021, to February 18, 2021	Exercise of broker warrants	6	160,548	897

January 13, 2021	Shares issued on completion of private placement		247,934	1,918
January 18, 2021	Shares issued upon completion of Oryx earn-out		4,700,000	22,000

March 12, 2021 to March 17, 2021	Issuance of share capital upon exercise of RSUs	7	50,000	267

March 31, 2021	Balance		19,823,812	99,302

January 1, 2022	Balance		19,956,034	100,285

March 17, 2022, to March 18, 2022	Issuance of share capital upon exercise of FSOs	7	500	1

March 22, 2021	Issuance of share capital upon exercise of DSUs	7	97,045	1,407

March 31, 2022	Balance		20,053,579	101,693

The Company’s Common Shares have no par value.

Effective as of April 30, 2021, the Company underwent a reverse stock split on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares (1-for-10). The share capital has been reported on a post-consolidation basis (Note 1).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5	SHARE CAPITAL (CONTINUED)

Private placement

On January 13, 2021, the Company completed a non-brokered private placement offering comprised of 247,934 Common Shares at a price of CAD 12.10 per share for aggregate gross proceeds of EUR 1,937 less EUR 19 in issuance costs resulting in net proceeds of EUR 1,918. This offering was exclusively taken up by Company employees and Board members and was subject to a hold period expiring May 14, 2021. No commission or finder's fee was paid in connection with the offering.

Completion of Oryx earn-out

On January 18, 2021, the Company satisfied its earn-out obligations to K.A.V.O. Holdings Limited via a combination of cash and Common Shares of the Company. A total of 4,700,000 Common Shares of the Company were issued to the vendor with a recorded fair-value of EUR 22,000. The Common Shares were subject to a hold period expiring May 19, 2021.

In connection with this transaction Matevž Mazij became a “control person” of the Company, in accordance with section 1(1) of the Ontario Securities Act, with a total shareholding through K.A.V.O. Holdings Limited of 4,900,000 Common Shares representing over 27% of the outstanding Common Shares of the Company as of the settlement date.

6	WARRANTS

The following are continuities of the Company’s warrants:

		Warrants
		issued upon	Broker
Number of Warrants		Public Offering	warrants
January 1, 2021	Balance	1,478,512	177,434

January 11, 2021 to February 22, 2021	Exercise of warrants	(1,554,082)	-
January 21, 2021 to February 18, 2021	Exercise of broker warrants	80,274	(160,548)
February 22, 2021	Expiry of warrants	(4,704)	-

March 31, 2021	Balance	-	16,886

January 1, 2022 and March 31, 2022	Balance	-	16,886

Each unit consists of the following characteristics:

	Warrants
	issued upon	Broker
	Public Offering	warrants
Number of shares	1	1
Number of Warrants	-	0.5
Exercise price of unit (CAD)	10.00	7.00

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

6	WARRANTS (CONTINUED)

Warrants issued upon completion of Public Offering

Upon completion of the Public Offering on November 18, 2020, 1,478,612 Public Offering Warrants were issued resulting in an increase in the fair value of Public Offering Warrants of EUR 1,887, before issuance costs.

Between January 11, 2021, and February 22, 2021, 1,554,082 Public Offering Warrants were exercised resulting in issuance of 1,554,082 shares and cash receipt of EUR 10,085. An increase in share capital of EUR 11,916 and decrease in fair value of warrants of EUR 1,831 was recognized in the interim unaudited condensed consolidated statements of changes in equity. On February 22, 2021, 4,704 Public Offering Warrants expired resulting in a decrease in fair value of warrants and corresponding increase in contributed surplus of EUR 7.

Broker Warrants issued upon completion of Public Offering

Upon completion of the Public Offering on November 18, 2020, 177,434 broker warrants (“Broker Warrants”) were issued resulting in an increase in the fair value of warrants of EUR 399, a decrease in share capital of EUR 331 and decrease in fair value of warrants of EUR 68.

Between January 21, 2021 and February 18, 2021, 160,548 Broker Warrants were exercised for 160,548 Common Shares and 80,274 Public Offering Warrants resulting in an increase in share capital of EUR 897, an increase in fair value of warrants of EUR 196 and decrease in fair value of Broker Warrants of EUR 361. Broker Warrants may still be exercised for Common Shares until date of expiry.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7	SHARE BASED COMPENSATION

The Company maintains an Omnibus Incentive Equity Plan ("OEIP") for certain employees and consultants. The plan was approved at an annual and special meeting of shareholders on November 27, 2020. At the annual and special meeting of shareholders of the Company held on April 28, 2021, the shareholders approved the increase in the number of Common Shares available for issuance as awards under the plan from 3,180,000 to 3,965,000.

The following is a continuity of the Company’s equity incentive plans:

	DSU	RSU	FSO
	Outstanding	Outstanding	Outstanding	Weighted Average
	DSU Units	RSU Units	FSO Options	Exercise
	(Number of	(Number of	(Number	Price / Share
	of shares)	of shares)	of shares)	CAD
Balance as at January 1, 2021	120,000	210,000	1,228,410	6.37
Granted	133,800	75,000	-	n/a
Exercised	-	(50,000)	-	n/a
Forfeited / Cancelled	-	-	(1,782)	2.30
Balance as at March 31, 2021	253,800	235,000	1,226,628	6.38

Balance as at January 1, 2022	246,945	235,000	1,816,302	8.95
Granted	125,000	80,000	273,000	8.62
Exercised	(97,045)	-	(500)	2.30
Forfeited / Cancelled	-	-	(87,849)	14.34
Balance as at March 31, 2022	274,900	315,000	2,000,953	8.67

The following table summarizes information about the outstanding share options as at March 31, 2022:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Options	Remaining	Exercise	Options	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	249,425	3	3.04	213,843	3.06
5.01 - 5.60	200,000	2	5.60	200,000	5.60
5.61 - 8.62	905,858	5	8.05	706,858	7.89
8.63 - 33.30	645,670	8	12.67	145,680	13.17
	2,000,953	5	8.67	1,266,381	7.32

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7	SHARE BASED COMPENSATION (CONTINUED)

The following table summarizes information about the outstanding share options as at March 31, 2021:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Options	Remaining	Exercise	Options	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	267,218	4	2.88	164,410	3.20
5.01 - 5.60	225,000	3	5.60	181,250	5.60
5.61 - 8.62	732,858	5	7.80	732,858	7.80
8.63 - 33.30	1,552	5	33.31	1,552	33.30
	1,226,628	4	6.38	1,080,070	6.77

During the three months ended March 31, 2022, a share-based compensation charge of EUR 779 has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss) (three months ended March 31, 2021: EUR 40) in relation to the fixed stock options.

During the three months ended March 31, 2022, the Company granted 273,000 share options, (three months ended March 31, 2021: nil share options) with a weighted average exercise price of CAD 8.62 and a fair value of EUR 874. The assumptions used to measure the grant date fair value of FSO options under the Black-Scholes valuation model were as follows:

Expected dividend yield (%)	0.0
Expected share price volatility (%)	64.7
Risk-free interest rate (%)	2.2
Expected life of options (years)	5.0
Share price (CAD)	8.18
Forfeiture rate (%)	0.0

During the three months ended March 31, 2022, 500 Common Shares, were issued upon exercise of fixed stock options (three months ended March 31, 2021: nil). Upon exercise of fixed stock options, for the three months ended March 31, 2022, EUR 1 (three months ended December 31, 2021: EUR nil) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity. Cash proceeds upon exercise of fixed stock options during the three months ended March 31, 2022, totalled EUR 1 (three months ended March 31, 2021: EUR nil).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7	SHARE BASED COMPENSATION (CONTINUED)

Deferred Share Units

Exercises of grants may only be settled in shares, and only when the employee or consultant has left the Company. Under the plan, the Company may grant options of its shares at nil cost that vest immediately.

During the three months ended March 31, 2022, 125,000 DSUs (three months ended March 31, 2021: 133,800 DSUs) were granted with a fair value of CAD 8.18 per unit (three months ended March 31, 2021: CAD 21.80) determined as the share price on the date of grant.

During the three months ended March 31, 2022, a share-based compensation charge of EUR 177 has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss) (three months ended March 31, 2021: EUR 861) in relation to the deferred share units.

During the three months ended March 31, 2022, 97,045 Common Shares were issued upon exercise of DSUs (three months ended March 31, 2021: nil). For the three months ended March 31, 2022, upon exercise of DSUs, EUR 1,407 (three months ended March 31, 2021: EUR nil) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity.

Restricted Share Units

During the three months ended March 31, 2022, 80,000 RSUs, were granted (three months ended March 31, 2021: 75,000), with a fair value of CAD 8.18 per unit (three months ended March 31, 2021: CAD 21.80 per unit) determined as the share price on the date of grant.

During the three months ended March 31, 2022, a share-based compensation charge of EUR 344 EUR has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss) (three months ended March 31, 2021: EUR 408) in relation to the RSUs.

During the three months ended March 31, 2022, nil Common Shares were issued upon exercise of nil RSUs (three months ended March 31, 2021: 50,000 Common Shares were issued upon exercise of 50,000 RSUs). During the three months ended March 31, 2021, upon exercise of RSUs, EUR 267 was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity.

8	GOODWILL

The following is a continuity of the Company’s goodwill:

As at January 1, 2021	19,938
Goodwill recognised upon acquisition of Wild Streak LLC (Note 4)	4,790
As at December 31, 2021 and March 31, 2022	24,728

The carrying amount of goodwill is attributed to the Oryx Gaming and Wild Streak CGUs. The Company completed its annual impairment tests for goodwill as at December 31, 2021 and concluded that there was no impairment.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8	GOODWILL (CONTINUED)

Key Assumptions

The recoverable amount of was determined based on a value in use calculation which uses cash flow projections based on financial budgets approved by the Board and covering a five-year period and an after-tax discount rate of 16.0% (pre-tax rate 19.7%) per annum for the Oryx Gaming CGU and an after-tax discount rate of 24.0% (pre-tax rate 30.0%) for the Wild Streak CGU. The cash flows beyond the five-year period have been extrapolated using a steady 3.0% per annum growth rate.

The cash flow projections used in estimating the recoverable amounts are generally consistent with results achieved historically adjusted for anticipated growth. The Company believes that any reasonably possible change in key assumptions on which the recoverable amounts were based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the CGUs.

9	DEFERRED AND CONTINGENT CONSIDERATION

The Company completed the acquisition of Oryx Gaming International LLC together with its subsidiaries on December 20, 2018. The vendor is now part of the Company’s key management, though was not at the time of the acquisition. Deferred and contingent consideration on December 31, 2020, related to cash earnout payments due in relation to the Oryx acquisition.

The Company completed the acquisition of Wild Streak LLC effective on June 2, 2021. The Company agreed a cash payment of USD 75 (EUR 62) to the vendor in relation to working capital provided prior to completion to be settled on or about the sixtieth day following closing of the transaction. This amount was subsequently settled with the vendor on September 3, 2021.

The following is a continuity of the Company’s deferred and contingent consideration:

Balance as at January 1, 2021	11,521
Deferred consideration payable upon business combination (Note 4)	62
Cash paid on settlement of deferred and contingent consideration	(11,583)
Balance as at December 31, 2021 and March 31, 2022	-

All contingent liabilities in relation to the acquisition of Oryx were settled in full to the Oryx vendor on January 18, 2021, following shareholder approval on November 27, 2020. On January 18, 2021, the Company satisfied its earn-out obligations to K.A.V.O. Holdings Limited via a combination of cash and Common Shares (Note 5) of the Company. Cash paid totalled EUR 11,598, of which EUR 11,521 fully settled deferred and contingent consideration payable, EUR 52 settled interest payable and EUR 25 settled legal fees.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10	INTANGIBLE ASSETS

		Deferred
	Intellectual	Development	Customer
	Property	Costs	Relationships	Brands	Other	Total
Cost
Balance as at December 31, 2020	8,966	3,297	4,903	1,357	174	18,697
Additions	237	2,889	-	-	17	3,143
Disposal	-	-	-	-	(128)	(128)
Acquired through business combination (Note 4)	5,611	-	10,857	311	-	16,779
Effect of movement in exchange rates	409	-	824	24	1	1,258

Balance as at December 31, 2021	15,223	6,186	16,584	1,692	64	39,749
Additions	63	1,139	-	-	5	1,207
Effect of movement in exchange rates	123	-	236	7	-	366

Balance as at March 31, 2022	15,409	7,325	16,820	1,699	69	41,322

Accumulated Amortization
Balance as at December 31, 2020	2,288	830	994	276	30	4,418
Amortization	1,594	1,581	1,154	155	15	4,499
Disposal	-	-	-	-	(39)	(39)
Acquired through business combination (Note 4)	-	-	-	-	-	-
Effect of movement in exchange rates	8	-	18	-	-	26

Balance as at December 31, 2021	3,890	2,411	2,166	431	6	8,904
Amortization	475	563	419	42	1	1,500
Effect of movement in exchange rates	10	-	16	1	-	27

Balance as at March 31, 2022	4,375	2,974	2,601	474	7	10,431

Carrying Amount

Balance as at December 31, 2021	11,333	3,775	14,418	1,261	58	30,845

Balance as at March 31, 2022	11,034	4,351	14,219	1,225	62	30,891

In the three months ended March 31, 2022, amortization expense of EUR 1,500 was recognized within selling, general and administrative expenses (three months ended March 31, 2021: EUR 763).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

11	CASH AND CASH EQUIVALENTS

As at March 31, 2022 and 2021, cash and cash equivalents consisted of cash held in banks, marketable investments with an original maturity date of 90 days or less from the date of acquisition, and prepaid credit cards.

12	TRADE AND OTHER RECEIVABLES

The following is an aging of the Company’s trade and other receivables:

	As at	As at
	March 31,	December 31,
	2022	2021
Less than one month	9,405	8,717
Between two and three months	614	747
Greater than three months	1,733	1,405

	11,752	10,869
Provision for expected credit losses	(2,519)	(2,415)

Trade and Other Receivables	9,233	8,454

The balance of accrued income is included in receivables aged less than one month as this balance will be converted to accounts receivable upon issuance of sales invoices.

The following is a continuity of the Company’s provision for expected credit losses related to trade and other receivables:

Balance as at December 31, 2020	1,755
Net additional provision for doubtful debts	602
Provision for late interest receivable	58

Balance as at December 31, 2021	2,415
Net additional provision for doubtful debts	104

Balance as at March 31, 2022	2,519

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13	PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets comprises:

	As at	As at
	March 31,	December 31,
	2022	2021
Prepayments	2,660	2,372
Deposits	49	50
Other assets	54	20

Prepaid Expenses and Other Assets	2,763	2,442

As at March 31, 2022, prepayments include EUR 1,541 (December 31, 2021: EUR 1,187) in prepaid consideration (Note 1).

14	TRADE PAYABLES AND OTHER LIABILITIES

Trade payables and other liabilities comprises:

	As at	As at
	March 31,	December 31,
	2022	2021
Trade payables	1,897	1,464
Accrued liabilities	14,332	12,380
Sales tax payable	96	444
Other payables	55	69

Trade Payables and Other Liabilities	16,380	14,357

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

15	RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team which consists of the Interim Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”), Chief Financial Officer (“CFO”), Chief Strategy Officer (“CSO”) and Chief Technology Officer (“CTO”). Three key management employees are also shareholders in the Company. Transactions and balances between the Company and its key management personnel are as follows:

Interim Unaudited Condensed Consolidated Statements of Loss and Comprehensive Income (Loss)

•	Revenues for the three months ended March 31, 2022, to a shareholder of the Company totalled EUR 24 (three months ended March 31, 2021: EUR 21).

•	Total compensation for salaries, director fees, share-based compensation, and short-term employee benefits of key management personnel of the Company for the three months ended March 31, 2022, totalled EUR 1,305 (three months ended March 31, 2021: EUR 1,668).

•	Total compensation for salaries and short-term employee benefits of vendors of the sale of Wild Streak and subsequently employees of the Company for the three months ended March 31, 2022, totalled EUR 122 (three months ended March 31, 2021: EUR nil).

•	Interest expense on deferred and contingent consideration payable to the former Managing Director of Oryx for the three months ended March 31, 2022, totalled EUR nil (three months ended March 31, 2021: EUR 52).

•	During the three months ended March 31, 2022, legal fees of EUR nil payable to the former Managing Director of Oryx in relation to the Oryx earn-out was recognized in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss) (three months ended March 31, 2021: EUR 25).

•	During the three months ended March 31, 2022, professional fees of EUR 10 payable to a related businesses of a member of the Board of the Company was recognized in the consolidated statements of loss and comprehensive income (loss) (three months ended March 31, 2021: EUR nil).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

15	RELATED PARTY TRANSACTIONS (CONTINUED)

Interim Unaudited Condensed Consolidated Statements of Financial Position

•	As at March 31, 2022, EUR 37 of trade and other receivables was receivable from the former Managing Director of Oryx and other shareholders (December 31, 2021: EUR 47).

•	As at March 31, 2022, EUR 67 of prepaid expenses and other assets was receivable from a related business of a non-executive director of the Company (December 31, 2021: EUR 62).

•	As at March 31, 2022, EUR 378 of trade payables and other liabilities was due to the Company’s key management personnel (December 31, 2021: EUR 1,924).

•	As at March 31, 2022, EUR 72 of trade payables and other liabilities was due to the vendors of the sale of Wild Streak and subsequently employees of the Company (December 31, 2021: EUR 62).

Interim Unaudited Condensed Consolidated Statements of Changes in Equity

•	During the three months ended March 31, 2022, EUR nil, of share capital (three months ended March 31, 2021: EUR 22,000) was issued to the former Managing Director of Oryx upon completion of the earn-out (Note 9). A corresponding decrease in shares to be issued was recognized in the interim unaudited condensed consolidated statements of changes in equity.

•	During the three months ended March 31, 2022, EUR 13,746 of shares to be issued (three months ended March 31, 2021: EUR nil) to the vendors for the sale of Wild Streak (Note 4) and subsequently employees of the Company was recognized in the interim unaudited condensed consolidated statements of changes in equity.

•	During the three months ended March 31, 2022, EUR nil of additional share capital was recognized in the interim unaudited condensed consolidated statements of changes in equity in relation to the private placement by key management personnel of the Company (Note 5) (three months ended March 31, 2021: EUR 1,918).

•	During the three months ended March 31, 2022, EUR nil additional share capital, was recognized in the interim unaudited condensed consolidated statements of changes in equity for exercise of DSUs, RSUs and FSOs by key management personnel of the Company (Note 7) (three months ended March 31, 2021: EUR 267).

Interim Unaudited Condensed Consolidated Statements of Cash Flows

•	During the three months ended March 31, 2022, a total of EUR nil in payments were made to the former Managing Director of Oryx for deferred consideration (three months ended March 31, 2021: EUR 11,521).

•	During the three months ended March 31, 2022, a total of EUR nil in payments were made to the former Managing Director of Oryx for interest on deferred and contingent consideration payable (three months ended March 31, 2021: EUR 140).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

16	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The financial instruments measured at amortized cost are summarised below:

Financial Assets

	Financial assets as subsequently
	measured at amortized cost
	March 31,	December 31,
	2022	2021
Trade and other receivables	9,233	8,454

Financial Liabilities

	Financial liabilities as subsequently
	measured at amortized cost
	March 31,	December 31,
	2022	2021
Trade payables	1,897	1,464
Accrued liabilities	14,332	12,380
Other liabilities	55	69
Lease obligations on right of use assets	593	600
	16,877	14,513

The carrying values of the financial instruments approximate their fair values.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

16	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair Value Hierarchy

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments.

	March 31, 2022			December 31, 2021
	Level 1	Level 3	Total	Level 1	Level 3	Total
Financial assets
Fair value through profit and loss:
Cash and cash equivalents	18,412	-	18,412	16,006	-	16,006
Consideration receivable	-	2	2	-	56	56

Financial liabilities
Fair value through profit and loss:
Other liabilities	-	36	36	-	36	36

Fair value through other comprehensive income (loss):
Other liabilities	-	148	148	-	148	148

There were no transfers between the levels of the fair value hierarchy during the periods.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

16	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

As a result of holding and issuing financial instruments, the Company is exposed to certain risks. The following is a description of those risks and how the exposures are managed.

Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash and cash equivalents in a cost-effective manner to fund its obligations as they come due. The Company will experience liquidity risks if it fails to maintain appropriate levels of cash and cash equivalents, is unable to access sources of funding or fails to appropriately diversify sources of funding. If any of these events were to occur, they could adversely affect the financial performance of the Company.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The Company is not subject to any externally imposed capital requirements.

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at March 31, 2022:

	2022	2023	2024	2025	Thereafter	Total
Trade payables and other liabilities	16,380	-	-	-	-	16,380
Lease obligations on right of use assets	187	169	157	157	-	670
Other non-current liabilities	-	1	1	1	236	239
	16,567	170	158	158	236	17,289

Foreign currency exchange risk

The Company’s interim financial statements are presented in EUR; however, a portion of the Company’s net assets and operations are denominated in other currencies, particularly Canadian and US dollars. Such net assets are translated into EUR at the foreign currency exchange rate in effect at the reporting date, and operations at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, the Company is exposed to foreign currency translation gains and losses, which are recorded in accumulated other comprehensive income (loss).

The Company is also exposed to risk on transaction in currencies other than its functional currency resulting in realized and unrealized foreign currency gains and loss which are recorded in other operational costs. The Company estimates that an appreciation of the EUR of 10% relative to other currencies would result in a decrease of EUR 354 in earnings before income taxes while a depreciating EUR will have the opposite impact.

The Company has no derivative instruments in the form of futures contracts and forward contracts to manage its current and anticipated exposure to fluctuations in EUR exchange rates.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

16	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Credit risk

The Company is exposed to credit risk resulting from the possibility that counterparties could default on their financial obligations to the Company including cash and cash equivalents, other assets and accounts receivable. Failure to manage credit risk could adversely affect the financial performance of the Company.

The risk related to cash and cash equivalents is reduced by policies and guidelines that require that the Company enters into transactions only with counterparties or issuers that have a minimum long term “BBB” credit rating from a recognized credit rating agency. The Company mitigates the risk of credit loss relating to accounts receivable by evaluating the creditworthiness of new customers and establishes a provision for expected credit losses. The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, Financial Instruments, which permits the use of the lifetime expected loss provision for all accounts receivable. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at March 31, 2022:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross accounts receivable	12	9,405	614	1,733	11,752
Expected loss rate		5.32%	54.40%	97.23%	21.43%
Expected Loss Provision	12	500	334	1,685	2,519

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at December 31, 2021:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross accounts receivable	12	8,717	747	1,405	10,869
Expected loss rate		6.31%	71.62%	94.66%	22.22%
Expected Loss Provision	12	550	535	1,330	2,415

Gross accounts receivable includes the balance of accrued income within the aging category of less than one month.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

16	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Concentration risk

For the three months ended March 31, 2022, one customer (three months ended March 31, 2021: two customers) contributed more than 10% each to the Company’s revenues. Aggregate revenues from this customer totalled EUR 9,529 (three months ended March 31, 2021: EUR 4,175).

As at March 31, 2022, one customer (December 31, 2021: one customer) constituted more than 10% to the Company’s accounts receivable. The balance owed by this customer totalled EUR 3,500 (December 31, 2021: EUR 4,305). The Company continues to expand its customer base to reduce the concentration risk.

17	SUPPLEMENTARY CASHFLOW INFORMATION

Cash flows arising from changes in non-cash working capital are summarized below:

	Three Months Ended March 31,
	2022	2021
Cash flows arising from movement in:
Trade and other receivables	(779)	1,890
Prepaid expenses and other assets	31	(833)
Deferred revenue	122	394
Trade payables and other liabilities	2,023	(78)
Other liabilities - non-current	-	13

Changes in Non-Cash Working Capital	1,397	1,386

For the three months ended March 31, 2022, cash flows arising from movement in prepaid expenses and other assets excludes EUR 354 (three months ended March 31, 2021: nil) in prepaid consideration (Note 1).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

18	SEGMENT INFORMATION

Operating

The Company has one reportable operating segment in its continuing operations, B2B Online Gaming.

The accounting policies of the reportable operating segments are the same as those described in the Company’s summary of significant accounting policies (Note 2). The Company measures each reportable operating segment’s performance based on adjusted EBITDA. No reportable operating segment is reliant on any single external customer.

Intersegment charges have been eliminated on consolidation.

Geography – Revenue

Revenue for continuing operations was generated from contracted customers in the following jurisdictions:

	Three Months Ended March 31,
	2022	2021
Netherlands	9,569	-
Curaçao	3,664	2,774
Malta	3,195	9,476
Rest of Europe	2,157	1,874
Rest of World	775	72

Revenue	19,360	14,196

This segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

Geography – Non-Current Assets

Non-current assets are held in the following jurisdictions:

	As at	As at
	March 31,	December 31,
	2022	2021
United States	55,622	55,581
Other	882	851

Non-Current Assets	56,504	56,432

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

19	INCOME TAXES

The components of income taxes recognized in the interim unaudited condensed consolidated statements of financial position are as follows:

	As at	As at
	March 31,	December 31,
	2022	2021
Income taxes payable	1,060	784
Deferred income tax liabilities	1,187	1,243

The components of income taxes recognized in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss) are as follows:

	Three Months Ended March 31,
	2022	2021
Current period	452	691
Adjustment in respect of prior periods	29	-

Current Income Taxes	481	691

Deferred income tax recovery	(56)	(184)
Deferred Income Tax Recovery	(56)	(184)

Income Taxes	425	507

There is no income tax expense recognized in other comprehensive income (loss).

	As at	As at
	March 31,	December 31,
	2022	2021
Intangible assets	1,140	1,196
Other	47	47

Deferred income tax liabilities	1,187	1,243

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

19	INCOME TAXES (CONTINUED)

The effective income tax rates in the consolidated statements of loss and comprehensive loss were reported at rates different than the combined Canadian federal and provincial statutory income tax rates for the following reasons:

	Three Months Ended March 31,
	2022	2021
	%	%
Canadian statutory tax rate	26.5	26.5
Effect of tax rate in foreign jurisdictions	22.3	20.5
Non-deductible and non-taxable items	(123.1)	(74.0)
Change in tax benefits not recognized	(83.7)	(62.4)
Adjustments in respect of prior periods	(9.8)	-
Other	23.7	-
Effective Income Tax Rate Applicable to Loss Before Income Taxes	(144.1)	(89.4)

20	CONTINGENT LIABILITIES

In the ordinary course of business, the Company is involved in and potentially subject to, legal actions and proceedings. In addition, the Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of which events could lead to reassessments.

The Company is not aware of any legal, administrative, or other proceedings pending, which would materially affect its financial condition.